Mail Stop 4561
									May 26, 2005

Mr. Don Sproat
Chief Executive Officer and Chief Financial Officer
Taylor Madison Corp.
5422 Carrier Drive
Suite 306
Orlando, FL 32819

      Re:	Taylor Madison Corp.
		Form 10-KSB for the year ended June 30, 2004
		Filed October 19, 2004
      File No. 001-15034

Dear Mr. Sproat:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










General

1. Please revise your filing to use Form 10-K. The determination as to the reporting category (small business issuer or other) made by a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. An issuer may not change from one category to another for purposes of Exchange Act reporting within a single fiscal year. Refer to Item 10(a)(2)(v) of Regulation S-B.

2. Please correct the Commission File No. on the cover of the filing.
The correct No. is 001-15034.

Item 7 Financial Statements, page 13
3. Please revise the Consolidated Statement of Operations, Consolidated Statement of Stockholder`s Equity, and Consolidated Statements of Cash Flows to present data for three full fiscal years in accordance with Article 3 of Regulation S-X. Please revise to provide the following periods due to the transition period in 2003:
* For the year ended June 30, 2004;
* For the six months ended June 30, 2003 and June 30, 2002;
* For the years ended December 31, 2002 and December 31, 2001 Corresponding revisions should be made to Management`s Discussion and
Analysis or Plan of Operation.

Note 2 - Significant Accounting Policies

Basis of Presentation, page 18
4. Please revise to provide additional disclosure regarding the possible effects of the conditions giving rise to the substantial doubt about the entity`s ability to continue as a going concern, management`s evaluation of the significance of the conditions and any mitigating factors, possible discontinuance of operations, and management`s future plans. For reference see AU Section 341.10.



Revenue Recognition, page 19
5. Please tell us what consideration you gave to EITF 99-19 when accounting for the revenue and related costs of sales in the drop-ship transaction on a gross basis in the Statement of Operations. Per EITF 99-19 and Question 10 of SAB 101 Topic 13-A, if the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis.
Please advise or revise as necessary.
6. We note from your disclosure on pages four and 21 that the transaction with Omniscent Corp. to acquire the rights to the Cara Mia brand did not close and the two companies agreed not to pursue the agreement. In this regard, please explain how you had the authority to enter into a sublicense agreement and subsequently recognize revenue from Victory International (USA) LLC. In addition, advise us of how you accounted for the $200,000 advance from Victory.
Please cite relevant accounting literature.
7. You disclose that revenues are recognized ratably over the term of the agreement as earned. We note that the royalties negotiated in some of your contracts (including the Victory agreement) are based upon a percentage of sales. Please advise us of your methodology for recognizing variable revenue ratably over the course of a contract.
Do you recognize revenue based upon an estimate of sales to be generated over the contract`s life? In addition, please expand your disclosure to explain the difference between royalty revenues and licensing fees, distinguishing between the methods used to recognize each of these types of revenue, if different. Please provide us with the accounting literature that you are relying upon, and we may have further comment.

Note 6 - Stock Option Plan, page 22
8. Please expand and revise the stock option plan note to include:
* All of the disclosures required by paragraphs 47 (a) and (b) of SFAS 123.
* The significant assumptions used to estimate the fair value of options granted as required by paragraph 47(c) of SFAS 123.

In addition, we note that data presented in the pro forma table on page 23 does not agree to amounts reported on the income statement and pro forma disclosures found on page 19. Please revise as necessary.




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or
Kristi
Beshears at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Mr. Don Sproat
Taylor Madison Corp.
May 26, 2005
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